UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30822 / December 9, 2013

_____

In the Matter of   :
                                                                              :
Guggenheim Equal Weight Enhanced Equity Income Fund   :
Guggenheim Funds Investment Advisers, LLC   .   :
                                                                              :
2455 Corporate West Drive   :
Lisle, Illinois 60532   :
                                                                              :
(812-14151-04)   :
                                                                              :
_____   :

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE
19b-1 UNDER THE ACT

Guggenheim Equal Weight Enhanced Equity Income Fund and Guggenheim Funds Investment
Advisers, LLC filed an application on April 22, 2013 and an amendment to the application on
September 25, 2013, requesting an order under section 6(c) of the Investment Company Act of
1940 ("Act") for an exemption from section 19(b) of the Act and rule 19b-1 under the Act. The
order would permit a registered closed-end investment company to make periodic distributions
of long-term capital gains with respect to its outstanding common shares as frequently as
monthly in any one taxable year, and as frequently as distributions are specified by or in
accordance with the terms of any outstanding preferred shares that such investment company
may issue.

On November 12, 2013, a notice of the filing of the application was issued (Investment
Company Act Release No. 30780). The notice gave interested persons an opportunity to request
a hearing and stated that an order disposing of the application would be issued unless a hearing
was ordered. No request for a hearing has been filed, and the Commission has not ordered a
hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 19(b) of the Act and rule 19b-1 under the Act requested by Guggenheim Equal Weight Enhanced Equity Income Fund, et al. (File No. 812-14151-04) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary